FOR IMMEDIATE RELEASE	NASDAQ:TRIL
TSX: TRIL

TRILLIUM ANNOUNCES VOTING RESULTS FROM THE ANNUAL AND SPECIAL
MEETING OF SHAREHOLDERS

TORONTO, July 2, 2019 – Trillium Therapeutics Inc. (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, announced the voting results from its Annual and Special Meeting of Shareholders held on June 27, 2019. The results of the director elections were as follows:

Name	Votes in Favor	% Votes in Favor	Votes Withheld	% Votes Withheld
Mr. Luke Beshar	5,579,317	85	977,217	15
Dr. Robert Kirkman	5,614,544	85	941,990	15
Dr. Michael Moore	5,586,552	85	969,982	15
Dr. Thomas Reynolds	5,580,252	85	976,282	15
Dr. Robert Uger	5,615,550	86	940,984	14
Dr. Calvin Stiller	5,581,832	85	974,702	15
Dr. Helen Tayton-Martin	5,687,094	87	869,440	13

The shareholders of the Corporation also voted to reappoint Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants as auditors of the Corporation for the ensuing year. In addition, the shareholders approved the special resolutions to continue the Corporation as a British Columbia corporation to be governed by the provisions of the Business Corporations Act and the potential consolidation of the Corporation’s issued and outstanding common shares.

About Trillium Therapeutics:

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s two clinical programs, TTI-621 and TTI-622, target CD47, a “do not eat” signal that cancer cells frequently use to evade the immune system. Trillium also has a preclinical STING program and a proprietary fluorine-based medicinal chemistry platform that is being used to develop novel compounds directed at undisclosed immuno-oncology targets.

For more information visit: www.trilliumtherapeutics.com

Investor Relations:
James Parsons
Chief Financial Officer
Trillium Therapeutics Inc.
416-595-0627 x232
james@trilliumtherapeutics.com